United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

January 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on November 3, 2009 (File Nos. 333-162822 and 333-162822-01) and July 6, 2009 (File Nos. 333-160448 and 333-160448-01), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

This report also incorporates by reference the following reports, which are accordingly incorporated by reference in the registration statements on Form F-3 referred to in the preceding paragraph:

•                  our current report on Form 6-K furnished to the SEC on October 26, 2011, containing our unaudited condensed consolidated interim financial statements as of, and for the three-month and nine-month periods ended, September 30, 2011 prepared in accordance with U.S. generally accepted accounting principles (the “September 30, 2011 Financial Statements”); and

•                  our current report on Form 6-K furnished to the SEC on November 10, 2011, containing the September 30, 2011 Financial Statements in XBRL format.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2011 AND 2010

Overview

In the first nine months of 2011, we had the best performance in our history, with record operating revenues, operating income and net earnings.  For the first nine months of 2011, we generated net income attributable to the Company’s stockholders of US$18.213 billion, an increase of US$6.866 billion, or 60.5%, compared to the first nine months of 2010.  The increase in net income was driven primarily by a US$9.561 billion increase in operating income, reflecting higher prices and volumes for most of our products.  Operating cash flows in the first nine months of 2011 reached US$17.284 billion.  In addition, various projects, including Bayóvar, Tres Valles, Onça Puma and Oman were ramping up production, and Moatize, Estreito and Karebbe started production. We anticipate that these assets will provide further revenue and cash flow growth in the future.

In 2010, we acquired a 51% interest in an iron ore project in the Simandou region in Guinea and made an initial payment of US$500 million.  Since then, a new government has taken power in Guinea and undertaken a review of major mining projects and the legal regime governing mining, and new mining legislation was adopted in September 2011.  The project is in early stages of development and we continue to evaluate the implications of these recent events.

Revenues

Our gross revenues were US$45.634 billion for the first nine months of 2011, 45.9% higher than the first nine months of 2010, as a result of increases in both prices and volumes.  The proportion of our total gross revenues attributable to the sale of bulk materials decreased to 74.4% in the first nine months of 2011 from 75.5% in the first nine months of 2010, while the share of our gross revenues attributable to the sale of base metals decreased to 15.9% from 16.6% in the same period last year.  In the first nine months of 2011, sales to Asia decreased to 51.9% of our gross revenues from 52.8% in the comparable period in 2010, while sales to the Americas (excluding Brazil) increased to 7.2% from 5.5%, and sales to Europe decreased to 19.4% from 19.9%.  The following table presents our gross revenues by product and our net operating revenues for the periods indicated.

	Nine months ended September 30,
	2010		2011		% Change
	(US$ million)
	(unaudited)		(unaudited)
Bulk materials:
Iron ore	US$	17,907	US$	26,525	48.1
Iron ore pellets	4,475		6,158		37.6
Manganese	214		140		(34.6)
Ferroalloys	478		446		(6.7)
Coal	529		695		31.4
Subtotal	23,603		33,964		43.9
Base metals:
Nickel and other products (1)	2,695		6,086		125.8
Copper (2)	623		797		27.9
Aluminum products (3)	1,863		383		(79.4)
Subtotal	5,181		7,266		40.2
Fertilizer nutrients:
Potash	207		210		1.4
Phosphates	670		1,829		173.0
Nitrogen	186		583		213.4
Other fertilizer products	14		69		392.9
Subtotal	1,077		2,691		149.9
Logistics:
Railroads	845		965		14.2
Ports	281		341		21.4
Ships	5		—		—
Subtotal	1,131		1,306		15.5
Other products and services (4)	282		407		44.3
Gross revenues	31,274		45,634		45.9
Value added tax	(910)		(1,071)		17.7
Net operating revenues	US$	30,364	US$	44,563	46.8

(1) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).
(2) Includes copper concentrate.

(3) In February 2011, we concluded the transfer of a portion of our aluminum assets to Norsk Hydro ASA (“Hydro”).

(4) Includes pig iron and energy.

Iron ore.  Gross revenues from sales of iron ore increased 48.1% in the first nine months of 2011 compared to the first nine months of 2010, primarily as a result of a 45.6% increase in the average sales price, which resulted from the strong demand for iron ore.

Iron ore pellets.  Gross revenues from sales of iron ore pellets increased 37.6%, driven by a 7.5% increase in volume sold and a 28.0% increase in the average sales price, reflecting the strong market for iron ore.

Manganese ore.  Gross revenues from sales of manganese ore decreased 34.6%, driven by a decrease in average sales prices of 41.4%, partially offset by an 11.3% increase in volume sold.  The lower average sales prices reflect excess global inventories.

Ferroalloys.  Gross revenues from sales of ferroalloys decreased by 6.7%, driven by a 6.9% drop in average sales price.

Coal. Gross revenues from sales of coal increased 31.4%, with thermal coal revenues increasing by 33.3% and metallurgical coal revenues by 29.7%.  Thermal coal prices increased by 8.7% and metallurgical coal prices increased by 76.8%, largely as a result of better market conditions and a change in the mix of products.  Although volumes sold for metallurgical coal decreased by 26.6%, mainly due to severe flooding in Australia that affected production beginning in the fourth quarter of 2010, volumes sold for thermal coal increased by 22.7%.

Nickel and other products.  Gross revenues from these products increased 125.8%, due to the end of labor strikes at our production sites in Sudbury and Voisey’s Bay in the second half of 2010.  Gross revenues from nickel sales increased 85.9%, due to a 64.9% increase in volume sold and a 13.4% increase in average sales price.  Gross revenues from copper sales (a nickel by-product) increased 341.8%, due to increases in volume sold and average sales price, of 250.0% and 24.0%, respectively.

Copper. Gross revenues from sales of copper increased 27.9%, reflecting a 37.7% increase in the average sales price of concentrates, which was partially offset by a 12.7% decrease in volume sold due to operational issues that affected the grade of the copper feed processed by the plant.

Aluminum products.  Gross revenues from sales of aluminum-related products decreased 79.4%, reflecting the sale of our aluminum assets in February 2011.

Potash.  Gross revenues from sales of potash in the first nine months of 2011 were essentially unchanged from the comparable period in 2010.  The 21.7% increase in prices was offset by a 16.4% decrease in volumes sold.

Phosphates and nitrogen.  Gross revenues from sales of phosphates increased significantly as a result of the acquisition of fertilizer assets in May 2010.  Sales for 2011 include nine full months of fertilizer operations, compared with only five months of operations in 2010.

Logistics services.  Gross revenues from sales of logistics services increased 15.5%, in part due to the appreciation of the Brazilian real against the U.S. dollar.

Other products and services.  Gross revenues from sales of other products and services increased 44.3%, primarily due to higher pig iron sales.

Operating costs and expenses

The following table summarizes our operating costs and expenses for the periods indicated.

	Nine months ended September 30,
	2010		2011		% Change
	(US$ million)
	(unaudited)		(unaudited)
Cost of ores and metals sold	US$	9,068	US$	13,199	45.6
Cost of aluminum products	1,543		289		(81.3)
Cost of logistic services	755		1,056		39.9
Cost of fertilizer products	882		2,109		139.1
Cost of other products and services	526		895		70.2
Cost of goods sold	12,774		17,548		37.4
Selling, general and administrative expenses	1,054		1,507		43.0
Research and development expenses	577		1,145		98.4
Gain on sale of assets	—		(1,513)		—
Other operating costs and expenses	1,431		1,787		24.9
Total operating costs and expenses	US$	15,836	US$	20,474	29.3

The following table summarizes our cost of goods sold for the periods indicated.

	Nine months ended September 30,
	2010		2011		% Change
	(US$ million)
	(unaudited)		(unaudited)
Outsourced services	US$	1,890	US$	3,199	69.3
Materials costs	2,036		2,872		41.1
Energy:
Fuel	1,395		1,646		18.0
Electric energy	835		747		(10.5)
Subtotal	2,230		2,393		7.3
Acquisition of products:
Iron ore and iron ore pellets	564		986		74.8
Nickel	215		516		140.0
Other	259		210		(18.9)
Subtotal	1,038		1,712		64.9
Personnel	1,389		2,247		61.8
Depreciation and depletion	1,881		2,678		42.4
Other costs of goods sold	2,310		2,447		6.0
Total	US$	12,774	US$	17,548	37.4

Our total cost of goods sold was US$17.548 billion in the first nine months of 2011, 37.4% higher than in the first nine months of 2010.  Of the US$4.774 billion increase in cost of goods sold, US$1.749 billion was attributable to the start-up of Onça Puma and the resumption of normal nickel operations in Canada.  US$1.305 billion was due to higher sale volume and US$938 million was attributable to the average appreciation of the Brazilian real against the U.S. dollar.  The increase in costs was partially offset by our sale of our aluminum assets, which reduced costs by US$1.254 billion, reflecting a reduction in energy costs of US$432 million, materials of US$304 million and product acquisitions of US$191 million.

•                  Outsourced services costs (primarily for operational services such as waste removal, cargo freight and maintenance of equipment and facilities) increased 69.3%, driven primarily by the acquisition of fertilizer assets, the start-up of Onça Puma, the resumption of normal nickel operations in Canada, the appreciation of the Brazilian real against the U.S. dollar and by increased freight prices.  The acquisition of the fertilizer assets contributed US$289 million of the increased cost.

•                  Materials costs increased 41.1%, driven primarily by higher volume sold and the appreciation of the Brazilian real against the U.S. dollar, as well as by the acquisition of the fertilizer assets and the resumption of normal nickel operations in Canada.  US$634 million of the increased cost of materials came from the acquisition of fertilizer assets.

•                  Energy costs increased 7.3%, primarily reflecting the appreciation of the Brazilian real against the U.S. dollar, the acquisition of the fertilizer assets, the start-up of Onça Puma and the resumption of normal nickel operations in Canada, partially offset by the decline in electricity consumption due to the sale of aluminum assets.  The acquisition of the fertilizer assets contributed US$99 million of the increased expense.

•                  Costs of purchasing products from third parties increased 64.9%, driven primarily by the purchase of iron ore, iron ore pellets and nickel.  Increased nickel purchases reflected operational problems at the Copper Cliff smelter.  Higher prices of iron ore and iron ore pellets also affected the cost of purchasing these products.

•                  Personnel costs increased 61.8%, due primarily to the acquisition of the fertilizer assets, the resumption of normal nickel operations in Canada, the signing of a new collective agreement in Brazil and the appreciation of the Brazilian real against the U.S. dollar.  The acquisition of the fertilizer assets accounted for US$157 million of the increased expense.

•                  Depreciation and depletion expense increased 42.4%, driven primarily by the impact of the acquired fertilizer assets, the resumption of normal nickel operations in Canada and the appreciation of the Brazilian real against the U.S. dollar.  The acquisition of the fertilizer assets accounted for US$292 million of the increased expense.

•                  Other costs of goods sold increased 6.0%, primarily due to the appreciation of the Brazilian real against the U.S. dollar, the leasing of the pelletizing plants, the rental of hardware equipment and higher royalty payments as a result of higher production levels.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 43.0%, primarily due to the increase in personnel expenses, reflecting higher head count and the signing of a new collective agreement in Brazil.  New fertilizer subsidiaries accounted for US$65 million of the increased expense.

Research and development expenses

Research and development expenses increased 98.4% in the first nine months of 2011, which reflects expenditures for feasibility and other studies for new projects, mineral exploration, natural gas exploration, and the development of new processes and technological improvements.

Other operating costs and expenses

Other operating costs and expenses increased by US$356 million in the first nine months of 2011 compared to the same period in 2010, mainly due to pre-operating and start-up expenses related to our Onça Puma and Vale New Caledonia projects.

Operating income by segment

The following table shows our operating income by segment and as a percentage of net operating revenues for the periods indicated.

	Nine months ended September 30,
	2010			2011
	Segment operating income (loss)
	(US$ million) (unaudited)		(% of product net operating revenues) (3)	(US$ million) (unaudited)		(% of product net operating revenues) (3)
Bulk materials:
Iron ore	US$	11,606	65.8%	US$	18,696	71.5%
Iron ore pellets	2,453		57.5	3,417		57.4
Manganese ore	100		47.8	(6)		—
Ferroalloys	186		43.3	50		12.3

Coal	(107)		—	(261)		—
Subtotal	14,238		61.7	21,896		65.7
Base metals:
Nickel and other products (1)	(52)		—	1,019		16.7
Copper (2)	123		20.3	127		16.3
Aluminum products	198		10.8	73		19.3
Subtotal	269		5.2	1,219		16.8
Fertilizer nutrients:
Potash	36		18.4	(65)		—
Phosphates	(34)		—	198		11.3
Nitrogen	(16)		—	(42)		—
Other fertilizer products	(1)		—	59		100.0
Subtotal	(15)		—	150		6.0
Logistics:
Railroads	89		12.7	(72)		—
Ports	61		25.2	41		13.5
Ships	(11)		—	—		—
	139		14.7	(31)		—
Other	(103)		—	(658)		—
Gain on sale of assets	—		—	1,513		—
Total	US$	14,528	47.8%	US$	24,089	54.1%

(1) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).
(2) Includes copper concentrate.

(3) Based on the net operating revenue of each product.

Operating income as a percentage of net operating revenues increased to 54.1% for the first nine months of 2011 from 47.8% in the first nine months of 2010.  In general, the segments benefited from higher prices and volumes sold, as described in more detail below.

•                  The increase in the operating margin for iron ore primarily reflects higher average sale prices.

•                  The decrease in the operating margin for coal is attributable to higher expenses related to the pre-operating phase of the Moatize project.

•                  The increased operating margin for nickel reflects higher LME prices and volume sold as a result of the end of the labor disruption in Canada.

Non-operating income (expenses)

The following table details our non-operating income (expenses) for the periods indicated.

	Nine months ended September 30,
	2010		2011
	(US$ million)
	(unaudited)		(unaudited)
Financial income	US$	173	US$	579
Financial expenses	(1,720)		(1,918)
Gains on derivatives, net	158		29
Foreign exchange and indexation gains (losses), net	293		(1,533)
Total	US$	(1,096)	US$	(2,843)

We had net non-operating expenses of US$2.843 billion in the first nine months of 2011, compared to net non-operating expenses of US$1.096 billion in the first nine months of 2010.  This variation primarily reflects the following factors:

•                  Gains on derivatives of US$29 million in the first nine months of 2011 compared to gains of US$158 million in the first nine months of 2010.  The net fair value of our currency and interest rate swaps, which mainly convert our Brazilian real-denominated debt into U.S. dollars to protect our cash flow from exchange rate volatility, produced a gain of US$192 million in first nine months of 2010 due to the appreciation of the Brazilian real against the U.S. dollar, and a loss of US$121 million in the first nine months of 2011 due to the depreciation of the Brazilian real against the U.S. dollar.

•                  Increased financial expenses.  The US$198 million increase was due in part to fair value changes in amounts due under our shareholder debentures.

•                  An increase in financial income of US$406 million, mainly due to a higher average cash balance.

•                  Foreign exchange and indexation losses in the first nine months of 2011 compared to foreign exchange gains in the first nine months of 2010 due to the depreciation of the Brazilian real against the U.S. dollar during 2011, compared to an appreciation of the Brazilian real against the U.S. dollar in 2010.

Income taxes

In the first nine months of 2011, we recorded income tax expense of US$4.135 billion, compared to US$2.568 billion in the same period of 2010, representing an effective tax rate of 19.5% in 2011 and 18.9% in 2010.

Affiliates and joint ventures

Our equity in the results of affiliates and joint ventures increased to US$968 million in the first nine months of 2011 from US$684 million in the first nine months of 2010.  The increase is primarily attributable to (i) the 22.0% equity interest we hold in Hydro since February 2011 and (ii) our joint venture Samarco, which experienced higher sales volume and prices for iron ore pellets.

LIQUIDITY AND CAPITAL RESOURCES

Overview

In the ordinary course of business, our main uses of funds are capital expenditures, dividend payments and repayment of debt.  We have historically met these funding requirements by using cash generated from operating activities and through long-term borrowings.  For 2011, we have budgeted US$24 billion for capital expenditures and announced a minimum dividend payment of US$4 billion, paid in two installments of US$2 billion, with the first installment paid in April and the second paid in October.  We also paid US$1 billion as an extraordinary dividend in January, US$3 billion as an additional dividend in August and US$1 billion as an additional dividend in October.  We expect our operating cash flow and cash holdings to be sufficient to meet these anticipated requirements.

We have announced our investment budget for 2012, involving capital expenditures of US$12.9 billion for project execution, US$2.4 billion for research and development (R&D) and US$6.1 billion for sustaining existing operations.

We regularly review acquisition and investment opportunities and, when suitable opportunities arise, we may pursue acquisitions and investments to implement our business strategy.  We may fund these investments with our operating cash flow or with borrowings.

Sources of funds

Our principal sources of funds are operating cash flow and borrowings.  Our operating activities generated positive cash flow of US$17.284 billion in the first nine months of 2011.

In January 2011, we entered into an agreement with a group of commercial banks with the guarantee of the official Italian credit agency, Servizi Assicurativi Del Commercio Estero S.p.A (SACE), to provide us with a US$300 million facility with a final tenor of 10 years.  As of September 30, 2011, we had drawn down all amounts available under this facility.

In February 2011, we concluded the transfer of a portion of our aluminum assets to Hydro.  For this transaction we received US$1.081 billion in cash and 22% of Hydro’s outstanding common shares.  As part of the transaction, we transferred the Paragominas bauxite mine and all of our other Brazilian bauxite mineral rights (apart from rights owned through our stake in Mineração Rio do Norte S.A. (“MRN”)) to the newly incorporated company Mineração Paragominas S.A (“Paragominas”), 60.0% of which we transferred to Hydro in exchange for US$578 million in cash.  We will transfer our remaining 40% interest in Paragominas to Hydro in two equal tranches in 2013 and 2015, each in exchange for US$200 million.

In June 2010, Vale established certain facilities with Banco Nacional de Desenvolvimento Econômico Social — BNDES for a total amount of R$774 million, or US$430 million, to finance the acquisition of certain equipment.  In March 2011, Vale increased this facility through a new agreement with BNDES for R$103 million (US$62 million).  As of September 30, 2011, we had drawn the equivalent of US$184 million under these facilities.

In April 2011, we entered into a new revolving credit agreement with a syndicate of banks that added US$3 billion to the total amount available under our revolving credit facilities.  On September 30, 2011, the total amount available under the revolving credit lines was US$4.1 billion, of which US$3 billion can be drawn by Vale S.A., Vale Canada Limited and Vale International, US$350 million can be drawn by Vale International and the balance by Vale Canada Limited.  As of September 30, 2011, none of the borrowers had drawn any amounts under these facilities, but letters of credit totaling US$105 million had been issued and remained outstanding pursuant Vale Canada Limited’s facility.

In August 2011, we entered into an agreement with a syndicate of financial institutions to finance the construction of five large ore carriers and two capesize bulkers at two Korean shipyards.  The agreement provides a credit line of up to US$530 million, which corresponds to 80% of the amount required to fund the construction of the vessels.  As of September 30, 2011, Vale had drawn US$91 million under the facility.  The banks have the benefit of an insurance policy provided by K-Sure (Korea Trade Insurance Corporation).

Uses of funds

Capital expenditures

We have budgeted US$24 billion for capital expenditures in 2011.  This amount includes expenditures on project development as well as maintenance of existing operations and research and development, which are treated as current expenses for accounting purposes.  Our actual capital expenditures may differ from the budgeted amount for a variety of reasons, including changes to exchange rates.  In the first nine months of 2011, we made US$17.284 billion in capital expenditures, excluding acquisitions. We have announced our investment budget for 2012, involving capital expenditures of US$12.9 billion for project execution, US$2.4 billion for research and development (R&D) and US$6.1 billion for sustaining existing operations.

Dividends

We have paid $9 billion in dividends during 2011.  In January, we paid an extraordinary dividend of US$1 billion and announced a minimum dividend for the year of US$4 billion, consisting of US$2 billion in April and US$2 billion in October.  Subsequently, we also paid additional dividends of US$3 billion in August and US$1 billion in October.  Of the total, the amount paid since September 30, 2011 is US$3 billion, consisting of the US$2 billion second installment of the minimum dividend announced in January and the US$1 billion additional dividend.

Tax disbursements

We paid US$6.233 billion in income tax during the first nine months of 2011.  This amount includes US$3.746 billion in social contribution tax (Contribuição Social sobre o Lucro Líquido — CSLL) that we paid as a result of a recent adverse decision by a Brazilian court in order to avoid a penalty that would otherwise have applied 30 days after the decision.  Vale continues to dispute the merits of this proceeding, which relates to the exemption from CSLL for export revenues.  The amount we paid had previously been provisioned.

Share repurchases

On November 25, 2011, we announced the completion of the US$3 billion share repurchase program approved by the Board of Directors on June 30, 2011. Vale acquired 39,536,080 common shares, at an average price of US$26.25 per share, and 81,451,900 preferred shares, at an average price of US$24.09 per share (including shares of each class in the form of American Depositary Receipts), for a total aggregate purchase price of US$3.0 billion.  The repurchased shares represent 3.10% of the free float of common shares, and 4.24% of the free float of preferred shares, outstanding before the launching of the program. The shares acquired will be held in treasury for cancellation.

Acquisitions

On December 12, 2011, our subsidiary Mineração Naque S.A. concluded a tender offer to acquire up to 100% of the publicly held shares of our subsidiary Vale Fertilizantes. Our offer was successful since the holders of more than two-thirds of the publicly held shares of Vale Fertilizantes who participated in the auction accepted the cancellation of its registration as a publicly listed company.  As a result of the public offer, we acquired 211,014 common shares and 82,919,456 preferred shares of Vale Fertilizantes, representing 83.8% of the publicly held common shares and 94.0% of the publicly held preferred shares of Vale Fertilizantes, which correspond to 0.1% of the total common shares and 29.8% of the total preferred shares of Vale Fertilizantes.  Both the common and preferred shares were acquired for R$ 25.00 per share, amounting to a total of R$ 2.078 billion, equivalent to US$ 1.141 billion at the BRL/USD exchange rate of 1.8219 on December 12, 2011. Following the tender offer, we hold, through Mineração Naque S.A., 99.99% of the total common shares and 98.09% of the total preferred shares of Vale Fertilizantes. Since the remaining publicly held shares represent less than 5% of the total shares of Vale Fertilizantes, a General Shareholders Meeting will be convened in the coming days to consider the redemption of the remaining shares at the price per share of the public offer, R$ 25.00, plus interest based on the SELIC, the Brazilian Central Bank policy interest rate, counted from the financial settlement date to the payment of the redeemed shares.

Debt

On September 30, 2011, we had aggregate outstanding debt of US$22.981 billion.  Our outstanding long-term debt (including the current portion of long-term debt and accrued charges) was US$22.922 billion, compared to US$24.414 billion at the end of 2010.  At September 30, 2011, US$560 million of the total aggregate outstanding debt was secured by liens on some of our assets, and our average debt maturity was 10.1 years.

In general, our short-term debt consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export prepayments and export sales advances with financial institutions.  At September 30, 2011, we had US$59 million of outstanding short-term debt.

Our major categories of long-term indebtedness are as follows.  The amounts given below include the current portion of long-term debt and exclude accrued charges.

•

U.S. dollar-denominated loans and financings (US$3.315 billion at September 30, 2011). This category includes export financing lines, import finance from export credit agencies, and loans from commercial banks and multilateral organizations. The largest facility is a pre-export financing facility, linked to future receivables from export sales, which was originally entered into in the amount of US$6.0 billion. The outstanding amount at September 30, 2011 was US$650 million.

•

U.S. dollar-denominated fixed rate notes (US$10.231 billion at September 30, 2011). Through our finance subsidiary, Vale Overseas Limited, we have issued in public offerings several series of fixed rate debt securities with a Vale guarantee, totaling US$9.131 billion. Our subsidiary Vale Canada has issued fixed rate debt in the amount of US$1.100 billion.

•

Euro-denominated fixed rate notes (US$1.009 billion at September 30, 2011). On March 24, 2010, we issued €750 million of fixed-rate notes in a global public offering. These notes are due in 2018 and have a coupon of 4.375% per year, payable annually.

•

Real-denominated non-convertible debentures (US$2.513 billion at September 30, 2011). In November 2006, we issued non-convertible debentures in the amount of approximately US$2.600 billion, in two series, with four- and seven-year maturities. The first series, approximately US$700 million at issuance, matured in 2010. The second series, approximately US$1.900 billion at issuance, matures in 2013 and bears interest at the Brazilian CDI interest rate plus 0.25% per year. At September 30, 2011, the total amount of the second series was US$2.157 billion.

•

Perpetual notes (US$78 million at September 30, 2011). We have issued perpetual notes that are exchangeable for 48 billion preferred shares of the Brazilian bauxite producer MRN. Interest is payable on the notes in an amount equal to dividends paid on the underlying preferred shares.

•	Other debt (US$5.382 billion at September 30, 2011). We have outstanding debt, principally owed to BNDES and Brazilian commercial banks, denominated in Brazilian reais and other currencies.

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of default as of September 30, 2011.

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,					Period ended September 30,
	2006	2007	2008	2009	2010	2011
	(US$ million)
	(unaudited)
Income before discontinued operations, income taxes and equity results	7,829	15,233	13,217	7,123	20,314	21,246
Fixed charges:
Interest costs — capitalized	126	78	230	266	164	156
Interest costs — expensed	1,222	2,517	1,765	1,558	2,646	1,918
Guaranteed preferred stock dividend	213	370	475	638	881	1,217
	1,561	2,965	2,470	2,462	3,691	3,291
Amortization of capitalized interest	13	18	26	38	45	47
Distributed income of equity investees	516	394	513	386	1,161	833
	9,919	18,610	16,226	10,009	25,211	25,417
Less: interest capitalized	(126)	(78)	(230)	(266)	(164)	(156)
	9,793	18,532	15,996	9,743	25,047	25,261
Ratio of earnings to combined fixed charges and preferred dividends	6.27	6.25	6.48	3.96	6.79	7.68

EXHIBIT INDEX

Exhibit A: Awareness Letter of PricewaterhouseCoopers Auditores Independentes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Sonia Zagury
Sonia Zagury
Attorney-in-Fact

	By:	/s/ Bruna Gonçalves Botelho
Bruna Gonçalves Botelho
Attorney-in-Fact

Date: January 4, 2012

Exhibit A

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

January 4, 2012

Commissioners:

We are aware that our report dated October 26, 2011 on our review of interim financial information of Vale S.A. for the three and nine month periods ended September 30, 2011 and 2010, and the three month period June 30, 2011, which are included in this report on Form 6-K is incorporated by reference in Vale’s registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on November 3, 2009 (File Nos. 333-162822 and 333-162822-01) and on July 6, 2009 (File Nos. 333-160448 and 333-160448-01).

Yours faithfully,

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1O e 2O, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056

T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

PricewaterhouseCoopers, Rua da Candelária 65, 20O, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,

T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br